UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Luna Innovations Incorporated

File No. 0-52008 - CF#33017

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     Luna Innovations Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 5, 2015.

     Based on representations by Luna Innovations Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through March 31, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                   Brent J. Fields
                   Secretary